APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

loaded dice
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Business Licenses and Permits	
Computer and Internet	-
Insurance	
Office Supplies	-
Professional Services - Legal, Accounting	
Salaries	-
Payroll Taxes and Benefits	-
Utilities	
TOTAL OPERATING EXPENSES	**-**
OPERATING PROFIT (LOSS)	**-**
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	**-**
NET INCOME (LOSS)	**$ -**

Loaded Dice Brewery LLC
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	5000
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	12,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	12,000.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 12,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	12,000.00
Opening Retained Earnings	-

Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		12,000.00
TOTAL LIABILITIES & EQUITY	$	**12,000.00**
Balance Sheet Check		-

Loaded Dice Brewery LLC
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ 49,989.00
Other Revenue	-
TOTAL REVENUES	**49,989.00**
COST OF GOODS SOLD	
Cost of Sales	32,000.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	32,000.00
GROSS PROFIT (LOSS)	17,989.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	700.00
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	2,810.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	3,800.00
Occupancy	-
Rental Payments	12,950.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	4,200.00
Website Development	-
TOTAL OPERATING EXPENSES	24,460.00

OPERATING PROFIT (LOSS)   (6,471.00)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (6,471.00)

Loaded Dice Brewery LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	6800
Petty Cash	-
Accounts Receivables	-
Inventory	2,400.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	9,200.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	33,400.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	33,400.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 42,600.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Total Long-Term Liabilities	-

EQUITY

Capital Stock/Partner's Equity		42,600.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		42,600.00
TOTAL LIABILITIES & EQUITY	**$**	**42,600.00**
Balance Sheet Check		-

I, Jeffrey S Smith, certify that:

1. The financial statements of Loaded Dice Brewery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Loaded Dice Brewery LLC included in this Form reflects accurately the information reported on the tax return for Loaded Dice Brewery LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Jeffrey S Smith*

Name: Jeffrey S Smith

Title: Member